

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2012

Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

> **Re: Daniels Corporate Advisory Company, Inc.**
> **Amendment No. 12 to Registration Statement on**
> **Form S-1**
> **Filed May 29, 2012**
> **File No. 333-169128**

Dear Mr. Viola:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please reconcile the disclosure on the cover page that this prospectus relates to the offering of 4,909,971 shares with the disclosure on page 10 referring to 4,809,971 shares offered and outstanding.

2.   We note the risk factor subheading on page 15. On page 6 where you disclose that Mr. Viola does not have plans to enter into a change of control transaction, please revise to clarify that he has the ability to effect such transaction, to his benefit, based on his preferred stock, if true.

Need for Our Services, page 25

3.   We note the revised disclosure in response to comment 3 that clients "can, upon
        completion of all existing assignments… obtain the contracted services from another
        party." It still remains unclear how your exclusive agreement actually prohibits clients
        from obtaining similar services from another provider. Please clarify.

Attachment A, page 51

4.   We note the revised disclosure in response to comment 6. Please clarify that the
        applicable liability provisions include, but are not limited to, misstatements or omission
        in the prospectus.

Note 2 – Summary of Significant Accounting Policies, page 58

5.   We note your references to the audited condensed consolidated financial statements.
        Please revise to clarify that the interim financial statements are unaudited.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon,
Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the
financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202)
551-36537 or me at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                /s/ Duc Dang

                                                Duc Dang
                                                Attorney-Advisor

cc: Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm